[redacted]

SEC Mail Processing Section
DEC 08 2011
Washington, DC
125

SEC ISSION

11023810

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 68060

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 (MM/DD/YY) AND ENDING 09/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Synergy Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18551 Von Karman Road, Suite 160
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Rapp 949-442-7413 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 Olympic Boulevard, Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Rapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Synergy Partners, Inc., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

William Rapp
Signature

PRESIDENT
Title

see attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Orange)

On November 18th, 2011 before me, Kyle Smith, Notary Public
(insert name and title of the officer)

personally appeared William Rapp,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

KYLE SMITH
Commission # 1912536
Notary Public - California
Orange County
My Comm. Expires Nov 8, 2014

Signature [signature] (Seal)

Re: Annual Audited Report for Capital Synergy Partners, inc.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – SEPTEMBER 30, 2011

CAPITAL SYNERGY PARTNERS, INC.

CONTENTS

PART I

Report of Independent Auditor	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Changes in Financial Condition	5
Notes to Financial Statements	6 - 8
SUPPLEMENTAL INFORMATION	
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1	9 - 10
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	11
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3	12

PART II

Statement on Internal Control	13-14

PART III

SIPC Supplemental Report	15-16

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Capital Synergy Partners, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Capital Synergy Partners, Inc. (the Company) as of September 30, 2011 and related statements of operations, changes in shareholder's equity and cash flows and for the period July 22, 2010 through September 30, 2011. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of September 30, 2011 and the results of its operations, changes in shareholder's equity and cash flows for the period July 22, 2010 through September 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
November 18, 2011

CAPITAL SYNERGY PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS

Cash	
Checking	$ 63,540
Total Cash	63,540
Accounts receivable	17,524
Clearing Broker Deposit	50,000
Loan receivable - affiliated	524
Prepaid expenses	4,167
Income tax - refund	7,540
Property and equipment net of depreciation of $248	1,242
Total Assets	$ 144,537

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 1,851
Accrued liabilities	14,203
Commission payable	70,382
Total Liabilities	86,436
Shareholder's Equity	
Common stock ($1 par value, 100,000 shares authorized; 8000 shares issued and outstanding)	8,000
Paid in capital	285,230
Retained deficit	(235,129)
Total Shareholder's Equity	58,101
Total Liabilities and Shareholder's Equity	$ 144,537

See Accompanying Notes to Financial Statements

CAPITAL SYNERGY PARTNERS, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD JULY 22, 2010 THROUGH SEPTEMBER 30, 2011

Revenues	
Commissions	$ 592,774
Administrative services income	79,242
Other	28,365
Interest	294
Total Revenues	$ 700,675
Expenses	
Bank fees	$ 1,759
Commission expense	440,060
Depreciation	248
FINRA fees and licenses	40,572
Insurance	63,811
License & permits	27,800
Meals & entertainment	4,094
Office expense	17,759
Marketing	12,178
Payroll tax	16,037
Postage	8,159
Professional services	36,425
Rent	21,000
Salaries	206,138
Seminars	2,178
SIPC	749
Technology	31,046
Telephone	3,174
Miscellaneous	1,817
Total Operating Expenses	935,004
(Loss) Before Tax Provision	(234,329)
Income Tax Provision	800
Net (Loss)	$ (235,129)

See Accompanying Notes to Financial Statements

CAPITAL SYNERGY PARTNERS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE PERIOD JULY 22, 2010 THROUGH SPETEMBER 30, 2011

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total Equity
Balance, July 22, 2010	0	$ 0	$ 0	$ 0	$ 0
Capital contributions	8,000	8,000	285,230		293,230
Net (loss)				(235,129)	(235,129)
Balance, September 30, 2011	8,000	$ 8,000	$285,230	$(235,129)	$ 58,101

See Accompanying Notes to Financial Statements

CAPITAL SYNERGY PARTNERS, INC.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE PERIOD JULY 22, 2010 THROUGH SEPTEMBER 30, 2011

Cash Flows from Operating Activities:	
Net (loss)	$(235,129)
Depreciation	248
Changes in operating assets and liabilities:	
Accounts receivable	(17,524)
Income tax - refund	(7,540)
Prepaid expenses	(4,167)
Accounts payable	1,851
Accrued liabilities	14,203
Loan receivable	(524)
Commission payable	70,382
Net cash used by operating activities	(178,200)
Cash Flows from Investing Activities	
Purchase of equipment	(1,490)
Clearing broker deposit	(50,000)
Net cash used from investing activities	(51,490)
Cash Flows from Financing Activities:	
Capital contributions	293,230
Net increase in cash	63,540
Cash at beginning of year	0
Cash at end of year	$ 63,540
SUPPLEMENTAL INFORMATION	
Federal tax	$ 0
State tax	800
Interest paid	$ 0

See Accompanying Notes to Financial Statements

CAPITAL SYNERGY PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

NOTE 1 - NATURE OF BUSINESS

Capital Synergy Partners, Inc. (the Company), a wholly owned subsidiary of Andrew A. Holden Family Trust, is a retailer of variable insurance products, mutual funds, as well as U. S. Government and municipal securities, to other Financial Industry Regulatory Agency ("FINRA") member broker/dealers registered with the Securities and Exchange Commission.

The Company operates pursuant to SEC Rule 15c3-3 (k) (2) (ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. The Company will not hold customer funds or safekeep customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements include the period July 22, 2010, the effective date of Capital Synergy Partners, Inc.'s registration with the Securities and Exchange Commission, through September 30, 2011. The Company requested and was exempted from a September 30, 2010 audit provided the September 30, 2011 audit included the short year (July 22, 2010 through September 30, 2010).

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents – Cash and equivalents consist of cash on hand and highly liquid investments with original or remaining maturities of three months or less at the time of purchase.

Property and equipment – Acquisitions of property and equipment of $500 or more are capitalized. Property and equipment are stated at cost and depreciation or amortization is computed when assets are placed in service using the straight-line method over estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lease term.

Revenue recognition – Commissions and the related payables are recognized upon receipt.

Compensated absences – Accumulated paid time off is accrued when incurred.

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> - Continued

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. The Company has a net operating loss to be carried forward of approximately $220,000.

The income tax provision is comprised as follows:

Federal	$ 0
State	$ 800

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending September 30, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

CAPITAL SYNERGY PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) or 6 2/3% of aggregate indebtedness whichever is greater as defined under such provisions. See page 9 for the computation of net capital.

NOTE 4 - RELATED PARTY

The Company is subleasing its premises from an affiliated company with a monthly lease payment of $1,500.

NOTE 5 – SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end September 30, 2011 through November 18, 2011, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CAPITAL SYNERGY PARTNERS, INC.
SCHEDULE I -- COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
FOR THE PERIOD JULY 22, 2010 THROUGH SEPTEMBER 30, 2011

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 58,101
Nonallowable assets - schedule attached	(30,997)
Haircuts	0
Net Capital	$ 27,104
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -6.66% of net aggregate indebtedness	$ 5,762
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,762
Excess Capital	$ 21,342
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 18,460
Computation of aggregate Indebtedness	
Total liabilities	$ 86,436
Percentage of aggregate indebtedness to net capital	319%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	
Unaudited net capital	$ 26,104
Audit adjustment to capital	1,000
Audited Net Capital	$ 27,104

See Accompanying Notes to Financial Statements

CAPITAL SYNERGY PARTNERS, INC.
NON-ALLOWABLE ASSETS
FOR THE PERIOD JULY 22, 2010 THROUGH SEPTEMBER 30, 2011

Non-Allowable Assets on	
Accounts receivable	$ 17,524
Loan receivable - affiliated	524
Property and equipment	1,242
Prepaid expenses	4,167
Income tax - refund	7,540
	$ 30,997

See Accompanying Notes to Financial Statements

CAPITAL SYNERGY PARTNERS, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF SEPTEMBER 30, 2011

A computation of reserve requirement is not applicable to Capital Synergy Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

CAPITAL SYNERGY PARTNERS, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF SEPTEMBER 30, 2011

Information relating to possession or control requirements is not applicable to Capital Synergy Partners, Inc. as the Company qualifies for exemption under Rule 15c3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Capital Synergy Partners, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Capital Synergy Partners, Inc. (the Company), as of and for the period July 22, 2010 through September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Capital Synergy Partners, Inc.
Irvine, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
November 18, 2011

Joseph Yafeh, CPA
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Board of Directors
Capital Synergy Partners, Inc.
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Capital Synergy Partners, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Synergy Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Capital Synergy Partners, Inc.'s management is responsible for the Capital Synergy Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check copy dated April 27, 2011 noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Board of Directors
Capital Synergy Partners, Inc.
Irvine, California

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
November 18, 2011